20 Broad Street
                                                  New York, NY 10005
                                                  Tel 212 656 8330

                                                  Catherine R. Kinney
                                                  Group Executive Vice President
                                                  Office of the Chief Executive
                                                  New York
                                                  Stock Exchange, Inc.



December 12, 1997

Mr. Frank G. Brandenburg
President
Chief Executive Officer
EA Industries, Inc.
185 Monmouth Parkway
W. Long Branch, NJ 07764-9989

Dear Mr. Brandenberg:

Thank you for the information that you provided in your various correspondence. As you are aware, EA Industries, Inc. ("EA.) is below the New York Stock Exchange's ("NYSE") continued listing criteria for net tangible assets available to common stock (less than $12 million), together with 3-year average net income (less than $600 thousand). In addition, the convertible note issued to the then CEO of EA contains a conversion clause that would require shareholder approval under NYSE requirements.

We have reviewed your October 23, 1997 business plan submission, and based upon that review, we are prepared to continue the listing of EA at this time. However, the company's continued listing will be reviewed on a quarterly basis for compliance with this business plan. Failure to meet the projections set forth in the plan for each quarter will likely result in the suspension of trading, and subsequent delisting, of EA. As such, we ask that you provide to the NYSE the previously submitted fiscal 1999 annual projections in a quarterly format. Additionally we require that the Company obtain shareholder approval for the convertible note by the end of the first quarter of calendar 1998. Failure to obtain this shareholder approval also will result in the suspension and subsequent delisting of EA unless the company unwinds the transaction or otherwise cancels the convertible note. The Company should submit for our review and comment preliminary proxy material regarding shareholder approval of the listing of the stock underlying the convertible note.

Please sign the enclosed copy of this letter indicating your agreement to provide us with quarterly data and to obtain shareholder approval regarding the convertible note. Please return the signed letter to Laura Morrison, Managing Director, along with the 1999 quarterly projections. If you have any further questions, please do not hesitate to call.

Sincerely,

/s/ Catherine Kinney


cc: Richard P. Jaffe
    Mesirov Gelman Jaffe Cramer & Jamieson

    Howard P. Kamins
    EA Industries, Inc.